JPMORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

January 20, 2023

Mr. Raymond Be

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Exchange-Traded Fund Trust (the “Trust”), on behalf of JPMorgan Corporate Bond Research Enhanced ETF, JPMorgan High Yield Research Enhanced ETF and the JPMorgan U.S. Aggregate Bond ETF — Post-Effective Amendment No. 371; File 333-191837; 811-22903

Dear Mr. Be:

This letter is in response to the comments you provided telephonically on January 18, 2023, with respect to the filing related to the JPMorgan Corporate Bond Research Enhanced ETF (the “Corporate Bond ETF”), JPMorgan High Yield Research Enhanced ETF (the “High Yield ETF”) and the JPMorgan U.S. Aggregate Bond ETF (the “Aggregate Bond ETF”; collectively, with the Corporate Bond ETF and the High Yield ETF, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 that will take effect on or after January 31, 2023. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ Registration Statement.

GENERAL

1.

Comment: Supplementally explain the underlying business and legal reasons for changing the funds in this manner, including how the adviser and Board considered the interests of shareholders and their respective duties and obligations to them.

Response: The adviser and the Board believe that by restructuring each Fund from actively managed to passively managed, as outlined in the supplement announcing the changes and the 485(a) filing, Fund shareholders will benefit from lower costs and each Fund will be in best position for future growth. Post-restructure, each Fund will also provide its shareholders with exposure to the same asset class as in the current version of each Fund. The Funds’ will not bear the transaction costs of the restructures.

2.	Comment: Each of the Funds has a unitary fee structure and certain carveouts to the unitary fee are noted in each Fund’s fee table. Supplementally confirm that there are no other expenses anticipated.

Response: Each Fund’s shareholders are not currently expected to incur any costs outside of those included in the unitary fee as a result of each Fund’s respective restructure.

3.	Comment: Supplementally advise what notice shareholders received with respect to the change in strategy.

Response: A supplement announcing each Fund’s restructure was filed on EDGAR and mailed to shareholders on December 2, 2022.

CORPORATE BOND ETF – PROSPECTUS COMMENTS

4.

Comment: Please consider whether inflation, governmental policy responses to inflation, or the potential economics of either, present unique risks to investors that should be addressed in revised disclosure.

Response: The Fund believes that the current disclosure regarding inflation is appropriate at this time.

5.

Comment: The “What are the Fund’s main investment strategies?” section states that “The Fund will not invest more than 25% of the value of its total assets in the securities of companies conducting their principal business activities in the same industry, except that, to the extent that an industry represents 20% or more of the Fund’s Underlying Index at the time of investment, the Fund may invest up to 35% of its total assets in that industry.” Please note in the prospectus whether the Fund will be concentrated in a certain industry.

Response: As of 1/18/23, the Bloomberg U.S. Corporate Bond Index (the “Corporate Bond Underlying Index”) was not concentrated in a specific industry. The Fund will only concentrate in an industry to the extent the Corporate Bond Underlying Index concentrates. Should the Corporate Bond Underlying Index and the Fund be concentrated in an industry in the future, corresponding disclosure will be added.

HIGH YIELD ETF – PROSPECTUS COMMENTS

6.

Comment: Supplementally explain the implications for investors of a market cap weighted index of debt securities (more indebted companies have great weight in the index) and consider the need for more tailored risk disclosure related to the issue.

Response: The reference to the ICE BofA U.S. High Yield Total Return Index (the “High Yield Underlying Index”) being market-capitalization weighted relates to the current market value of debt outstanding of the High Yield Underlying Index constituents. Accordingly, the Fund will revise the disclosure as follows:

“The Fund seeks investment results that closely correspond, before fees and expenses, to the performance of the ICE BofA U.S. High Yield Total Return Index (the Underlying Index), which is capitalization weighted based on an issuer’s current market value of debt outstanding and is designed to measure the performance of U.S. dollar denominated below investment grade (commonly referred to as “junk”) corporate debt publicly issued in the U.S. domestic market.”

The Fund believes that the current risk disclosure related to the High Yield Underlying Index is appropriate.

7.

Comment: The “What are the Fund’s main investment strategies?” section states that “Additionally, as part of its principal strategy, the Fund invests in corporate bonds structured as corporate debt securities, public or private placements, restricted securities and other unregistered securities.” To the extent that this is referring to investments outside of the High Yield Underlying Index, briefly discuss how the adviser selects these investments.

Response: The disclosure is meant to indicate both the types of debt that may be included in the High Yield Underlying Index and the types of debt in which the Fund may invest in seeking to track the Index. To clarify, the Fund will revise the disclosure as indicated below. The Fund’s existing disclosure addresses how the adviser selects investments.

“In seeking to track the Underlying Index, the Fund may invest in corporate bonds structured as corporate debt securities, public or private placements, restricted and other unregistered securities and U.S. dollar-denominated securities of foreign issuers.”

CORPORATE BOND ETF – SAI COMMENTS

8.

Comment: The Statement of Additional Information (“SAI”) indicates that the Corporate Bond ETF reserves the right to concentrate its investments in securities of companies conducting their principal business in the same industry. The Corporate Bond ETF has a fundamental investment policy that allows the Fund to invest “up to 35% of its total assets in the securities of issuers primarily conducting their principal business activities in the same industry or group of industries if, at the time of investment, such industry or group of industries represents 20% or more of the Fund’s benchmark.” Please supplementally explain how this concentration policy will work going forward given (1) the need to track the index and (2) legal policy.

Response: We believe that the proposed concentration policy complies with Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”) because it specifically discloses the conditions under which the Fund would have the ability to concentrate its investments in an industry or group of industries. The Staff has permitted funds to reserve flexibility to concentrate in an industry or group of industries if the Fund’s policy discloses the specific conditions under which any changes to concentration will be made. See e.g., Guide 19 to Form N-1A and First Australia Fund, Inc. Sec No. Act Ltr. (July 29, 1999) (“First Australia Letter”). In the First Australia Letter, the First Australia Fund proposed to implement a policy which would permit it to invest up to 35% of its total assets in securities of a particular industry or group of industries if, at the time of investment, the industry represented 20% of more of an unaffiliated index. The Staff agreed with the First Australia Fund that the policy was consistent with Section 8(b)(1) of the 1940 Act because the policy “describes, insofar as practicable, the extent to which the First Australia Fund intends to concentrate in an industry by setting clear, objective limitations on the manager’s ability to freely concentrate in an industry.”

The Fund’s concentration policy contains the same percentages and parameters that the Staff concluded complied with Section 8(b)(1) in the First Australia Letter. Like the policy presented in the First Australia Letter, the Fund’s concentration policy specifies that the Fund may invest up to 35% of its total assets in securities of a particular industry if, at the time of investment, the industry represents 20% or more of the Bloomberg U.S. Corporate Bond Index (the “Corporate Bond Underlying Index”) – an unaffiliated index. As a result, we believe the proposed policy is consistent with the Staff’s existing positions concerning Section 8(b)(1) and is permissible under the 1940 Act.

Currently and based on the historical composition of the Corporate Bond Underlying Index, the Fund believes that the flexibility of its current concentration policy will be sufficient to allow the Fund to track the Index. Should it appear that the flexibility granted under the First Australia Letter may no longer be sufficient for the Fund to track the Corporate Bond Underlying Index, we would consider seeking shareholder approval to change the Fund’s fundamental policies to allow the Fund to concentrate in a particular industry to the extent its underlying index concentrates in an industry.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (646) 538-8292.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary